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                            January 23, 2023

       Jinlong Yang
       Chief Executive Officer
       MingZhu Logistics Holdings Limited
       27F, Yantian Modern Industry Service Center
       No. 3018 Shayan Road, Yantian District
       Shenzhen, Guangdong, China 518081

                                                        Re: MingZhu Logistics
Holdings Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-3
                                                            Filed January 9,
2023
                                                            File No. 333-267839

       Dear Jinlong Yang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 2, 2022 letter.

       Amendment No. 1 to Form F-3

       About Mingzhu Logistics Holdings Limited, page 1

   1. We note your response to prior comment 3, and reissue such comment in part. On your cover page, and
throughout your prospectus, refrain from using terms such as    we    or
                                                           our    when
describing activities or functions of a VIE. For example, we note your revised disclosure on page ii
that includes your VIEs in your definition of the    Company,       we,
                                                           our    or    us.
 Jinlong Yang
FirstName  LastNameJinlong
MingZhu Logistics Holdings Yang
                           Limited
Comapany
January 23,NameMingZhu
            2023         Logistics Holdings Limited
January
Page 2 23, 2023 Page 2
FirstName LastName
2. We note your response to prior comment 5 and reissue it. Please revise your disclosure in this section to disclose each permission or approval that you, your subsidiaries, or the
         VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or
         VIEs are covered by permissions requirements from the China Securities Regulatory
         Commission (CSRC) or any other governmental agency that is required to approve the
         VIE   s operations, and state affirmatively whether you have received all requisite
         permissions or approvals and whether any permissions or approvals have been denied.
         Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
3. We note you disclose in response to prior comment 6 that "Mingzhu is permitted under
         PRC laws and regulations as an offshore holding company to provide funding to its PRC subsidiaries in China through shareholder loans or capital contributions, subject to satisfaction of applicable government registration and filing requirements." Please expand your disclosure to describe the applicable government registration and filing requirements.
Exhibits

4. Please revise the legal opinion to opine on the legality of all the securities being registered, as required by Item 601(b)(5)(i) of Regulation S-K. Refer to Item 9 of
         Form F-3.
5. We note that the consent of Audit Alliance LLP filed as Exhibit 23.1 consents to the incorporation by reference of such firm's report dated January 6, 2023 with respect to the audit of the consolidated financial statements of MingZhu Logistics Holdings Limited and its subsidiaries as of and for the year ended December 31, 2021. However, the Audit
         Alliance report with respect to such audit does not appear to be dated January 6, 2023.
         Please obtain and file a revised consent.
       Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson,
Special Counsel, at (202) 551-3584 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Energy & Transportation
cc:      Bill Huo